Sub-Item 77Q1(b)
Text of Proposals Described in Sub-Item 77D
Janus Adviser Mid Cap Growth Fund
333-33978,  811-09885




Effective on June 2, 2003, the following changes were implemented for Janus Adviser Aggressive Growth Fund:

1. Janus Adviser Aggressive Growth Fund will change its name to "Janus Adviser Mid Cap Growth Fund."

2. Under normal circumstances, Janus Adviser Mid Cap Growth Fund will invest at least 80% of its net assets in equity securities of mid-sized companies whose market capitalization falls, at the time of purchase, in the 12-month average of the capitalization range of the Russell Midcap Growth Index.